Exhibit F: Video Transcript

Imagine having the opportunity to financially back an MLB superstar. We're not talking about buying his baseball card, or his jersey, we're talking about acquiring some of his MLB salary.

Meet Emmanuel Clase, the all-star closer for the Cleveland Guardians. He's inviting you to join his journey on Finlete.

Buy shares today and starting in 2025 you'll get a piece of his MLB salary for the rest of his career.

Clase isn't just another player—he's an MLB All-Star and one of the best closers in the league. His early career dominance has him on an incredible trajectory.

This isn't a donation, and it isn't gambling — it's an investment.

Visit clase.finlete.com to start your investment journey today.